

Mail Stop 3720

December 11, 2015

Daniel Solomita
Chief Executive Officer
Loop Industries, Inc.
1999 Avenue of the Stars, Suite 2520
Los Angeles, CA 90067

> **Re: Loop Industries, Inc.**
> **Revised Preliminary Information Statement on PRE 14C**
> **Filed December 3, 2015**
> **File No. 000-54768**

Dear Mr. Solomita:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Security Ownership of Certain Beneficial Owners and Management, page 3

1.   Please revise your beneficial ownership table to account for your recent reverse stock split and disclose your security ownership as of the most recent practicable date.

Statement of Additional Information, page 11

2.   Please note that it is insufficient to undertake to provide copies of the documents incorporated by reference upon request. You may either include in the information statement the information you seek to incorporate by reference or undertake to mail to stockholders copies of the documents you incorporate by reference along with the information statement. Refer to Item 13(b)(2) of Schedule 14A and please revise the second paragraph under this section accordingly.

Accounting Treatment of the Consideration, page F-18

3.   We note your response to comment 5; however we reiterate our comment. In addition to the language you cite, ASC paragraph 505-50-25-6 states "[n]evertheless, the goods or services themselves are not recognized before they are received." We believe this guidance does, in fact, specifically address the timing of expense recognition and requires you to recognize the expense of the consulting services as those services are received.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: Thomas E. Puzzo